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                             March 16, 2022

       David Rench
       Chief Financial Officer
       Applied Blockchain, Inc.
       3811 Turtle Creek Blvd., Suite 2100
       Dallas, TX 75219

                                                        Re: Applied Blockchain,
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed February 28,
2022
                                                            File No. 333-258818

       Dear Mr. Rench:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2022 letter.

       Amendment No. 7 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Trends and Uncertainties, page 41

   1. Please revise your discussion of trends and uncertainties as required by Items 303(b)(1)(i)
                                                        and (ii)(B) and Item
303(b)(2)(ii) of Regulation S-K. Discuss your decision to
                                                        discontinue all crypto
mining operations and address:
                                                            how you plan to
account for the cessation of your crypto mining operations;
                                                            the expected impact
of the sale of your crypto mining equipment; and
                                                            how cessation of
your crypto mining operations may affect your future liquidity and capital resources.
 David Rench
Applied Blockchain, Inc.
March 16, 2022
Page 2
Accounting Matters, page 42

2. We note that you plan to account for your co-hosting arrangements as a single performance obligation. We also note on page 46 that you will lease space and provide access to electricity, and that you will "provide full operations and maintenance services for a fixed fee". Explain the contractual terms under which you will be compensated for leased space, the provision of electricity and other services. Explain to us why your provision of leased space and electricity and other services should be accounted for as a single performance obligation under ASC 842. Also explain how you plan to measure satisfaction of your co-hosting performance obligations and how such methodologies are appropriate under ASC 842.
Financial Statements
Consolidated Statements of Operations (Unaudited), page F-17

3. We note your intent to exit your mining operations and the sale of your Bitcoin mining equipment. Please explain to us your consideration of presenting your mining business as a discontinued operation. Specifically, tell us when you met each of the criteria in ASC
      205-20-2-45-1E.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Rench
                                                           Division of
Corporation Finance
Comapany NameApplied Blockchain, Inc.
                                                           Office of Technology
March 16, 2022 Page 2
cc:       Carol Sherman
FirstName LastName